Exhibit 99.1

Budget Direct Insurance Singapore Goes Live with Sapiens’ General Insurance Software Suite

The Singapore-based insurer is benefiting from the ability to offer customizable policies ‒ critical for a digitally-led insurance business ‒ and the flexibility to quickly release new, tailored products to market

Holon, Israel – August 28, 2017 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, today announced Budget Direct Insurance, an insurance business in Singapore owned by Auto & General Southeast Asia, has successfully gone live with Sapiens IDIT.

As a relatively new player in Singapore, a competitive market, Auto & General Southeast Asia found Sapiens IDIT best suited for the needs of Budget Direct Insurance Singapore after an extensive search. The flagship policy administration system (PAS) for general/P&C insurers possessed all the necessary elements for a greenfield direct insurance business, such as a pre-integrated, digital cloud offering, quick user configurability, robust document creation/management capabilities and support for multiple motor, property and liability insurance products on a single platform.

Sapiens IDIT’s breadth of functionality has enabled Auto & General Southeast Asia to significantly reduce the number of third-party systems it requires, increasing business agility and efficiency. The PAS has provided Budget Direct Insurance with the flexibility to quickly release new, tailored products to market. Since implementing Sapiens IDIT, “Motorcycle” was released as a new offering, alongside launch products “Car” and “Travel.”

“Sapiens IDIT is a highly configurable product that enables Budget Direct Insurance Singapore to offer highly customizable policies and products, which is critical for a modern, digitally-led insurance business,” said Simon Birch, CEO, Auto & General Southeast Asia. “Sapiens has shared their technology road maps and demonstrated willingness to adopt customer feedback into their future product design, which we believe will help us ‘future-proof’ Budget Direct Insurance Singapore.”

“We feel that Sapiens IDIT configurability, along with its platform stability and extensive functionality, is a key differentiator for both Sapiens and our customers,” said Roni Al-Dor, Sapiens president and CEO. “Sapiens is pleased to welcome Auto & General Southeast Asia to our growing general and direct insurance line of business customer base.”

Sapiens IDIT was implemented in less than a year, ahead of schedule.

About Auto & General Southeast Asia

Headquartered in Singapore and part of the global Budget Insurance Group, Auto & General Southeast Asia is a new insurance business that will make it easier for people to purchase quality cover at lower prices. The company is adopting an innovative, agile and technology-led approach to changing how consumers buy and purchase their general insurances. Working within a highly-regulated environment, Auto & General Southeast Asia uses new technologies to improve its customer experience and simplify business processes, to pass on further savings. For more information: https://www.budgetdirect.com.sg.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 400 financial services organizations. The Sapiens team of over 2,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com